

February 10, 2015

Via E-Mail
Erik Ostrowski
Chief Financial Officer
Summit Corporation plc
85b Park Drive
Milton Park, Abingdon
Oxfordshire OX14 4RY
United Kingdom

> **Re: Summit Corporation plc**
> **Registration Statement on Form F-1**
> **Filed January 30, 2015**
> **File No. 333-201807**

Dear Mr. Ostrowski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Share Capital, page 140

1. Please revise your disclosure to describe in detail the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note that the depositary will initially hold the ordinary shares underlying the ADSs. You should therefore discuss the ability to seek rectification of the register of members and consider disclosing any related risks as necessary.

<u>Exhibit 5.1</u>

2. Please submit a revised exhibit 5.1 responsive to the following.

    *   Under Documents Reviewed and Searches and Enquiries please state that you have examined all documents and made all enquiries necessary for you to formulate you opinion.

    *   In 2.7 you may state that you express no opinion as to the laws or regulations of any jurisdiction other than England and Wales. We do not believe it is appropriate for you to state that you express no opinion as to any jurisdiction.

    *   In the last sentence of the opinion, we suggest that you delete the words "and such liability is expressly denied." However, we do not object to you stating that you do not admit you are an expert or are in the category of persons whose consent is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
Brian A. Johnson, Esq.
David E. Redlick, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP